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Deloitte & Touche LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.

We have examined Hartford Securities Distribution Company, Inc's (the "Company") statements, included in the accompanying Report Describing the Broker Dealer's Compliance with the Provisions of SEC Rule 17a-5, that (1) the Company's internal control over compliance was effective during the year ended December 31, 2015; (2) the Company's internal control over compliance was effective as of December 31, 2015; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2015; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the year ended December 31, 2015; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2015; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2015 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte + Touche LLP

February 25, 2016